SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                         NOVAMETRIX MEDICAL SYSTEMS INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   669870 10 7
                                 (CUSIP Number)

                                Paul Jacobs, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 12, 1998
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                                          (Continued on following pages)

                                               (Page 1 of 11 Pages)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D

CUSIP NO. 669870 10 7                                  PAGE   2   OF  11   PAGES

  1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Elliott Associates, L.P., a Delaware limited partnership

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a) |_|
                                                   (b) |X|

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*
          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                       |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                                  7      SOLE VOTING POWER
         NUMBER OF                       129,475
          SHARES
       BENEFICIALLY               8      SHARED VOTING POWER
         OWNED BY                         0
           EACH
         REPORTING                9      SOLE DISPOSITIVE POWER
          PERSON                         129,475
           WITH
                                 10      SHARED DISPOSITIVE POWER
                                         0

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          129,475

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |X|

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5%

  14      TYPE OF REPORTING PERSON*
          PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 669870 10 7                                  PAGE   3   OF  11   PAGES

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Westgate International, L.P., a Cayman Islands limited partnership

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) |_|
                                                    (b) |X|

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*
          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                          |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands, British West Indies

                                  7      SOLE VOTING POWER
         NUMBER OF                       0
          SHARES
       BENEFICIALLY               8      SHARED VOTING POWER
         OWNED BY                        129,525
           EACH
         REPORTING                9      SOLE DISPOSITIVE POWER
          PERSON                         0
           WITH
                                 10      SHARED DISPOSITIVE POWER
                                         129,525

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          129,525

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |X|

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5%

  14      TYPE OF REPORTING PERSON*
          PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 669870 10 7                                PAGE   4   OF   11   PAGES

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Martley International, Inc., a Delaware corporation

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) |_|
                                                     (b) |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*
          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           |_|

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                                  7      SOLE VOTING POWER
         NUMBER OF                       0
          SHARES
       BENEFICIALLY               8      SHARED VOTING POWER
         OWNED BY                        129,525
           EACH
         REPORTING                9      SOLE DISPOSITIVE POWER
          PERSON                         0
           WITH
                                 10      SHARED DISPOSITIVE POWER
                                         129,525

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          129,525

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    |X|

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5%

  14      TYPE OF REPORTING PERSON*
          CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       -4-

                                  SCHEDULE 13D


CUSIP NO. 669870 10 7                                PAGE   5   OF   11   PAGES

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Abbenante

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) |_|
                                                    (b) |X|

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*
          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                           |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                                  7      SOLE VOTING POWER
         NUMBER OF                       101,625 (including shares held by
          SHARES                         Insurance Trust)
       BENEFICIALLY
         OWNED BY                 8      SHARED VOTING POWER
           EACH                          186,121
         REPORTING
          PERSON                  9      SOLE DISPOSITIVE POWER
           WITH                          101,625 (including shares held by
                                         Insurance Trust)

                                 10      SHARED DISPOSITIVE POWER
                                         186,121

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,746 (including shares held by Insurance Trust)

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                       |X|

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.2%

  14      TYPE OF REPORTING PERSON*
          IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 669870 10 7                             PAGE   6   OF   11   PAGES

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Pellegrino Irrevocable Insurance Trust

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) |_|
                                                     (b) |X|

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*
          OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut

                                  7      SOLE VOTING POWER
         NUMBER OF                       50,000
          SHARES
       BENEFICIALLY               8      SHARED VOTING POWER
         OWNED BY                         0
           EACH
         REPORTING                9      SOLE DISPOSITIVE POWER
          PERSON                         50,000
           WITH
                                 10      SHARED DISPOSITIVE POWER
                                         0

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          50,000

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                              |X|

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.6%

  14      TYPE OF REPORTING PERSON*
          OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 669870 10 7

ITEM 2.       IDENTITY AND BACKGROUND.

                   Item 2 is hereby  amended  by  deleting  Louis P.  Pellegrino
              Family Trust (the "Family Trust") as a person filing this statement on Schedule 13D, and all references to Reporting Persons shall not include the Family Trust.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   The  source  and  amount of funds  used by  Elliott in making purchases of Common Stock beneficially owned by it are set forth below:

              SOURCE OF FUNDS                                  AMOUNT OF FUNDS
              Margin accounts maintained at
              Goldman Sachs, Merrill Lynch,
              Paine Webber, Prudential and
              Smith Barney                                       $1,010,965.89

                   The source and  amount of funds  used by  Westgate  in making purchases of Common Stock beneficially owned by it are set forth below:

              SOURCE OF FUNDS                                  AMOUNT OF FUNDS
              Margin accounts maintained at
              Goldman Sachs, Merrill Lynch,
              Paine Webber, Prudential and
              Smith Barney                                       $1,012,339.63

                   The source and  amount of funds used by  Abbenante  in making purchases of Common Stock beneficially owned by it are set forth below:

              SOURCE OF FUNDS                                  AMOUNT OF FUNDS
              Margin account maintained at
              Brean Murray & Co., Inc.                             $415,841.15

ITEM 4.       PURPOSE OF TRANSACTION.

                   Item 4 is amended by adding the following:

                   On June 10, 1998, at the invitation of the Board of Directors of the Issuer, certain representatives of Elliott Associates, L.P. (the "Representatives") met with the Board. During such meeting, various members of the Board of Directors of the Issuer disagreed with the Representatives' characterization of the past and current performance of the Issuer. The Board of Directors did, however, express views consistent with those of the Reporting Persons regarding various strategic alternatives to grow the Company's business and increase stockholder value.

                   On June 12,  1998,  counsel to  Elliott  received a copy of a letter dated June 11, 1998 addressed to Thomas J. Abbenante from Peter J. Pellegrino (who is an employee of the Issuer and the co-trustee under the Family Trust) which states that Mr. Pellegrino does not agree that the Family Trust should be a member of a group consisting of itself and the Reporting Persons. In addition, contrary to the

              Reporting Persons' original belief regarding Mr. Pellegrino's position, Mr. Pellegrino states in such letter that he does not agree that the shares of Common Stock owned by the Family Trust (the "Family Trust Shares") should be voted in favor of the agenda of the Reporting Persons.

                   Although   the   Family   Trust   Shares  are  deemed  to  be
              beneficially owned by Mr. Abbenante because he has shared voting power with respect to such shares, since Mr. Pellegrino has indicated that he does not agree that such shares should be voted in favor of the agenda of the Reporting Persons, as long as Mr. Pellegrino retains such view, the Family Trust Shares will not be voted in favor of the Reporting Persons' agenda and, therefore, the Family Trust has been deleted as a Reporting Person.

                   In light of these  developments,  the  Reporting  Persons are
              re-evaluating   their  intentions  with  respect  to  the  matters
              previously described in Item 4 of the Schedule 13D and their investment in the Issuer, but reserve their rights to pursue their previously stated objectives and, depending upon market conditions and other factors that may be deemed material, to purchase additional shares of Common Stock in the open market, in private transactions or by any other permissible means if deemed advisable, or may dispose of all or a portion of the shares of Common Stock that are presently owned or hereafter acquired.

                   Other than as described in this Item 4, none of the Reporting
              Persons has any present plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (A) Elliott beneficially owns 129,475 shares of Common Stock, constituting approximately 1.5% of the outstanding shares of Common Stock.

                   Westgate  and  Martley  beneficially  own  129,525  shares of
              Common Stock, constituting approximately 1.5% of the outstanding shares of Common Stock.

                   Abbenante  beneficially  owns 287,746 shares of Common Stock, constituting approximately 3.2% of the outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Abbenante are comprised of 51,625 shares of Common Stock owned by Mr. Abbenante, 186,121 shares of Common Stock beneficially owned by the Family Trust (which includes 135,121 shares of Common Stock underlying certain warrants to purchase shares of Common Stock at an exercise price of $0.89 per share) and 50,000 shares of Common Stock owned by the Insurance Trust. Although the Family Trust Shares are deemed to be beneficially owned by Mr. Abbenante by reason of his shared voting power, as long as Mr. Pellegrino retains the view described in Item 4 above, the Family Trust Shares will not be voted in favor of the Reporting Persons' agenda and, therefore, the Family Trust has been deleted as a Reporting Person. See Item 4 above.

                   The Insurance Trust beneficially owns 50,000 shares of Common
              Stock, constituting approximately 0.6% of the outstanding shares of Common Stock.

                   The  Reporting  Persons  together  beneficially  own  546,746 shares of Common Stock (including the Family Trust Shares, over which Mr. Abbenante has shared voting power - (See Item 4)), constituting approximately 6.1% of the outstanding shares of Common Stock. Each of Elliott, Westgate and Martley disclaims beneficial ownership of any and all shares of Common Stock beneficially owned by any of the other Reporting Persons. Abbenante disclaims beneficial ownership of any and all shares of Common Stock beneficially owned by any of Elliott, Westgate and Martley. The Insurance Trust disclaims beneficial ownership of any and all shares of Common Stock beneficially owned by any of the other Reporting Persons. However, the Reporting Persons may nevertheless be deemed to constitute a group by reason of their acting together for the purposes set forth in Item 4 above.

                   All percentage  calculations  are based upon 8,812,993 shares of Common Stock issued and outstanding as of February 28, 1998, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended February 1, 1998.

              (B) Elliott has the power to vote or direct the vote of, and to dispose of or direct the disposition of, the shares of Common Stock beneficially owned by it.

                   Westgate  has the shared power with Martley to vote or direct the vote of, and to dispose of or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of this subparagraph
              (b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

                   Abbenante has the power to vote or direct the vote of, and to dispose of or direct the disposition of, the 51,625 shares of Common Stock owned by him directly.

                   Abbenante has the shared power with Mr. Pellegrino to vote or direct the vote of, and to dispose of or direct the disposition of, the Family Trust Shares. Although the Family Trust Shares are deemed to be beneficially owned by Mr. Abbenante by reason of his shared voting power, as long as Mr. Pellegrino retains the view described in Item 4 above, the Family Trust Shares will not be voted in favor of the Reporting Persons' agenda and, therefore, the Family Trust has been deleted as a Reporting Person.

                   Abbenante has the power to vote or direct the vote of, and to dispose of or direct the disposition of, the shares of Common Stock beneficially owned by the Insurance Trust.

              (C) A summary of the transactions effected by each of the Reporting Persons since May 15, 1998 (the date of the last filing of the statement on Schedule 13D) is set forth on Exhibit A attached hereto. These transactions were effected by the Reporting Persons on the Nasdaq National Market. No other transactions were effected by any of the Reporting Persons since May 15, 1998.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit A-Item 5(c): Transactions Effected During the Past 60 Days
                                   Not Previously Reported

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       JUNE 15, 1998
                                                          (Date)

                                             ELLIOTT ASSOCIATES, L.P.

                                             By: /S/ PAUL E. SINGER
                                              Name:  Paul E. Singer
                                             Title:  General Partner


                                              WESTGATE INTERNATIONAL, L.P.

                                              By:  MARTLEY INTERNATIONAL, INC.,
                                                   as Investment Manager

                                              By:  /S/ PAUL E. SINGER
                                                Name:  Paul E. Singer
                                               Title:  President


                                              MARTLEY INTERNATIONAL, INC.

                                              By: /S/ PAUL E. SINGER
                                               Name:  Paul E. Singer
                                              Title:  President


                                                 /S/ THOMAS J. ABBENANTE
                                                     Thomas J. Abbenante


                                       PELLEGRINO IRREVOCABLE INSURANCE TRUST

                                               By: /S/ THOMAS J. ABBENANTE
                                                Name:  Thomas J. Abbenante
                                               Title:  Trustee

                                    EXHIBIT A

                    ITEM 5(C): TRANSACTIONS EFFECTED DURING
                    THE PAST 60 DAYS NOT PREVIOUSLY REPORTED

                                            Amount of      Approximate Price per
Reporting     Date of                    Shares Acquired    Share (exclusive of
PERSON      TRANSACTION      SECURITY      (DISPOSED)          COMMISSIONS)

Elliott      5/20/98      Common Stock       1,625                $8.37
             5/28/98      Common Stock         700                $7.25
              6/1/98      Common Stock         800                $7.31

Westgate     5/20/98      Common Stock       1,625                $8.37
             5/29/98      Common Stock         500                $7.31
              6/1/98      Common Stock         800                $7.31

Abbenante    5/11/98      Common Stock(1)    5,000                $0.89
             5/20/98      Common Stock       3,250                $8.37

(1) Acquired upon the exercise of warrants.